As filed with the Securities and Exchange Commission on June 18, 2014
File Nos. 333-194995/811-22954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and/or

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1940	☒

Amendment No. 2	☒

HIMCO VARIABLE INSURANCE TRUST

(Exact Name of Registrant as Specified in Charter)

One Hartford Plaza, Hartford, Connecticut 06155
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (860) 297-6700

Brenda J. Page

Hartford Investment Management Company
One Hartford Plaza
Hartford, Connecticut 06155
(Name and Address of Agent for Service)

Copy to:
John V. O’Hanlon, Esquire
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, Massachusetts 02110-2605

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post—Effective Amendment consists of the following:

1.                                      Facing Sheet of the Registration Statement.

2.                                      Part C to the Registration Statement (including signature page)

3.                                      Exhibit (j) to Item 28 to the Registration Statement

This Post-Effective Amendment is being filed solely to file the Consent of Independent Registered Public Accounting Firm (exhibit (j)) to Item 28 of this Registration Statement on Form N-1A (the “Registration Statement”).

Part A and B of the Registration Statement filed on June 3, 2014 pursuant to the requirements of the Securities Act of 1933, as amended, are incorporated by reference herein.

PART C

OTHER INFORMATION

Item 28.	Exhibits

a.(i)	Amended and Restated Agreement and Declaration of Trust (incorporated by reference to Pre-Effective Amendment #1 filed on June 3, 2014)

b.	Amended and Restated By-Laws (incorporated by reference to Pre-Effective Amendment #1 filed on June 3, 2014)

c.	Not Applicable

d.	Form of Investment Management Agreement between Hartford Investment Management Company and the Registrant (incorporated by reference to Pre-Effective Amendment #1 filed on June 3, 2014)

e.	Form of Principal Underwriting Agreement between the Registrant and HIMCO Distribution Services Company (incorporated by reference to Pre-Effective Amendment #1 filed on June 3, 2014)

f.	Not Applicable

g.	Master Custodian Contract with State Street Bank and Trust Company (to be filed by amendment)

h.(i)	Transfer Agency and Service Agreement (to be filed by amendment)

h.(ii)	Fund Accounting Agreement (to be filed by amendment)

h.(iii)	Form of Expense Limitation Agreement between the Registrant and Hartford Investment Management Company (incorporated by reference to Pre-Effective Amendment #1 filed on June 3, 2014)

h.(iv)

Form of Advisory Fee Waiver Agreement between the Registrant and Hartford Investment Management Company (HIMCO VIT American Funds Asset Allocation Fund, HIMCO VIT American Funds Blue Chip Income and Growth Fund, HIMCO VIT American Funds Bond Fund, HIMCO VIT American Funds Global Bond Fund, HIMCO VIT American Funds Global Growth and Income Fund, HIMCO VIT American Funds Global Growth Fund, HIMCO VIT American Funds Global Small Capitalization Fund, HIMCO VIT American Funds Growth Fund, HIMCO VIT American Funds Growth-Income Fund, HIMCO VIT American Funds International Fund, HIMCO VIT American Funds New World Fund) (incorporated by reference to Pre-Effective Amendment #1 filed on June 3, 2014)

i.	Not Applicable

j.	Consent of Independent Registered Public Accounting Firm (filed herewith)

k.	Not Applicable

l.	Not Applicable

m.	Rule 12b-1 Distribution Plan related to Class IB Shares (incorporated by reference to Pre-Effective Amendment #1 filed on June 3, 2014)

n.	Multiple Class Plan Pursuant to Rule 18f-3 (incorporated by reference to Pre-Effective Amendment #1 filed on June 3, 2014)

o.	Not Applicable

p.(i)	Code of Ethics of the Registrant (to be filed by amendment)

p.(ii)	Code of Ethics of Hartford Investment Management Company (incorporated by reference to Pre-Effective Amendment #1 filed on June 3, 2014)

p.(iii)	Code of Ethics of HIMCO Distribution Services Company (incorporated by reference to Pre-Effective Amendment #1 filed on June 3, 2014)

q.	Power of Attorney dated April 30, 2014 (incorporated by reference to Pre-Effective Amendment #1 filed on June 3, 2014)

Item 29. Persons Controlled by or Under Common Control with Registrant

Not applicable.

Item 30. Indemnification

Reference is made to the subsections of Article IX of the Declaration of Trust (“Declaration”) for the Registrant (also, the “Trust”).  All section references below are to those contained in the Declaration.

Indemnification and Advancement of Expenses. Subject to the exceptions and limitations contained in this Section 9.5, every person who is, or has been, a Trustee, officer, or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust or the applicable Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.  No indemnification shall be provided hereunder to a Covered Person to the extent such indemnification is prohibited by applicable federal law.  The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person.  Subject to applicable federal law, expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 9.5 shall be advanced by the Trust or the applicable Series prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 9.5.  To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.  As used in this Section 9.5, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, demands, actions, suits, investigations, regulatory inquiries, proceedings or any other occurrence of a similar nature, whether actual or threatened and whether civil, criminal, administrative or other, including appeals, and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

Further Indemnification.  Nothing contained herein shall affect any rights to indemnification to which any Covered Person or other Person may be entitled by contract or otherwise under law or prevent the Trust from entering into any contract to provide indemnification to any Covered Person or other Person.  Without limiting the foregoing, the Trust may, in connection with the acquisition of assets subject to liabilities pursuant to Section 4.2 hereof or a merger or consolidation pursuant to Section 10.2 hereof, assume the obligation to indemnify any Person including a Covered Person or otherwise contract to provide such indemnification, and such indemnification shall not be subject to the terms of this Article IX.

Amendments and Modifications.  Without limiting the provisions of Section 11.1(b) hereof, in no event will any amendment, modification or change to the provisions of this Declaration or the By-Laws adversely affect in any manner the rights of any Covered Person to (a) indemnification under Section 9.5 hereof in connection with any proceeding in which such Covered Person becomes involved as a party or otherwise by virtue of being or having been a Trustee, officer or employee of the Trust or (b) any insurance payments under policies maintained by the Trust, in either case with respect to any act or omission of such Covered Person that occurred or is alleged to have occurred prior to the time such amendment, modification or change to this Declaration or the By-Laws.

The Registrant’s various agreements with its service providers provide for indemnification.

Item 31.  Business and Other Connections of Investment Adviser

Hartford Investment Management Company (“HIMCO”) serves as investment adviser to the funds included in this Registration Statement.

Name	Position with Hartford Investment Management Company*	Other Business*
Brion S. Johnson	President and Director	Chief Investment Officer and Executive Vice President of The Hartford Financial Services Group, Inc. (HIG), Director of HIMCO Distribution Services Company (HDSC)
Ronald A. Mendel	Managing Director and Director	None
Mark J. Niland	Managing Director and Director	Director and Senior Vice President of HLIC and Hartford Life and Accident Insurance Company (HLAIC**), Senior Vice President of HIG
Paul A. Bukowski	Executive Vice President	None
Tracy T. Eccles	Executive Vice President	None
Ira Edelblum	Executive Vice President	None
Eric M. Fay	Executive Vice President	None
Carlos R. Feged	Executive Vice President	Senior Vice President of HIG and Hartford Life Insurance Company (HLIC**)
Matthew J. Poznar	Executive Vice President	President of HVIT and Director of HDSC
Michael A. Bell	Chief Financial Officer	Director of HDSC, Vice President of HIG
Robert J. Lewton	Chief Compliance Officer and Assistant Secretary	Chief Compliance Officer of HVIT
Brenda J. Page	Secretary and Chief Legal Officer	Secretary of HDSC, Chief Legal Officer and

Secretary of HIMCO Variable Insurance Trust (HVIT)
Robert Paiano	Treasurer	Senior Vice President, Treasurer and Director of HLIC, HLAIC, Senior Vice President and Treasurer of HLI, HIG, and Treasurer of HIMCO
Michael J. Fixer	Assistant Treasurer	Assistant Treasurer and Assistant Vice President of HLIC, HLAIC, Hartford Life, Inc. (HLI**), HIG and Assistant Treasurer of HIMCO
Kathleen E. Jorens	Assistant Treasurer	Assistant Treasurer and Vice President of HLIC, HLAIC, HLI, HIG, and Assistant Treasurer of HIMCO

*	Unless otherwise indicated, principal business address is One Hartford Plaza, Hartford, CT 06155.
**	Principal business address is 200 Hopmeadow Street, Simsbury, CT 06089.

Item 32.         Principal Underwriters

HIMCO Distribution Services Company (“HDSC”) is an indirect wholly owned subsidiary of The Hartford Financial Services Group, Inc.

The Directors and principal officers of HDSC and their position with the Registrant are as follows:

Name and Principal Business Address*	Positions and Offices with Underwriter	Position and Offices with Registrant
Matthew J. Poznar	Director	President
Brion S. Johnson	Director	Trustee
Michael A. Bell	Director	Treasurer
Christopher J. Dagnault**	Chief Executive Officer and President	None
Robert W. Paiano	Senior Vice President and Treasurer	None
Diana Benken***	Chief Financial Officer, Controller/FINOP	None
Christopher S. Conner****	Chief Compliance Officer, AML Officer, Privacy Officer	AML Compliance Officer
Kathleen E. Jorens	Vice President and Assistant Treasurer	None
George Jay	Assistant Vice President	Chief Administrative Officer
Michael R. Hazel***	Assistant Vice President	None
Michael J. Fixer	Assistant Vice President and Assistant Treasurer	None
Brenda J. Page	Secretary	Chief Legal Officer and Secretary
Cathleen Shine***	Assistant Secretary	None
Laura K. Kealey	Assistant Secretary	None
Linda M. Stachelek	Assistant Secretary	None
Audrey E. Hayden	Assistant Secretary	None
Sarah J. Harding	Assistant Secretary	None

*	Unless otherwise indicated, principal business address is One Hartford Plaza, Hartford, CT 06155.
**	Principal business address is 500 Bielenberg Drive, Woodbury, MN 55125.
***	Principal business address is 200 Hopmeadow Street, Simsbury, CT 06089.
****	Principal business address is 5 Radnor Corporate Center, Suite 300, 100 Matsonford Road, Radnor, PA 19087.

Item 33. Location of Accounts and Records

Books or other documents required to be maintained by the Registrant by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are maintained by the Registrant’s custodian and transfer agent, State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111. Registrant’s financial ledgers and other corporate records are maintained at its offices at One Hartford Plaza, Hartford, CT 06155.

Item 34. Management Services

Not Applicable

Item 35. Undertakings

Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on the 18th day of June, 2014.

HIMCO VARIABLE INSURANCE TRUST

By:	/s/ Matthew Poznar
Matthew Poznar
Its: President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Matthew Poznar	President (Chief Executive Officer)	June 18, 2014
Matthew Poznar

/s/ Michael Bell	Treasurer (Chief Financial Officer)	June 18, 2014
Michael Bell

*	Trustee	June 18, 2014
Paul Braverman

*	Trustee	June 18, 2014
Brion Johnson

*	Trustee	June 18, 2014
Mark Osterheld

*	Trustee	June 18, 2014
Hugh Whelan

*	Trustee	June 18, 2014
Vanessa Wilson

/s/ Brenda J. Page		June 18, 2014
* By Brenda J. Page
Attorney-in-fact

* Pursuant to Power of Attorney dated April 30, 2014 (incorporated by reference to Pre-Effective Amendment #1 filed on June 3, 2014).

Exhibit List

j.	Consent of Independent Registered Public Accounting Firm